

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2015

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 2, 2015**
> **File No. 333-201058**

Dear Ms. Benedict:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Summary, page 1
Our Business Strategy, page 6

1. We note your disclosure that a pending acquisition transaction may be entered into shortly after closing of this offering, which is also included on page 105. Please reconcile this statement with your disclosure on page 23 of the Risk Factors section that you are in discussions or negotiations for possible transactions that would be significant but are not considered probable. As part of your response, please address the need to provide financial statements in accordance with Article 3-05 of Regulation S-X for probable acquisitions.

Summary Historical Consolidated Financial and Other Data, page 19

2. We note that you are presenting pro forma information for each of the three categories of the cash flow statement for fiscal year 2014. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures.

Exhibit 5.1 – Legality opinion

3. We note that counsel's opinion includes the assumption that Board has taken all necessary corporate action to authorize and approve the issuance of the shares. Whether Board approval has occurred is a material fact underlying counsel's opinion that the shares are legally issued, and cannot be assumed. Please revise the opinion accordingly.

Note that we will not object to an assumption that the board will have taken action necessary to set the sale price of the shares. Please see SLAB 19, paragraphs II.B.1.a and II.B.3.a for further information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
        Simpson Thacher & Bartlett LLP